                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________

                           COMMISSION FILE NO. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403

                                      INDEX

Item                                                                                                      Page
----                                                                                                      ----
Signature...............................................................................................    2

Financial Statements and Supplemental Schedule..........................................................    3

Exhibit Index...........................................................................................   15

Exhibit.................................................................................................   16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        BRISTOL COMPRESSORS
                                        THRIFT AND RETIREMENT PLAN

Date: June 20, 2003                     By: /s/ Jane G. Davis
                                           -------------------------------------
                                        Jane G. Davis
                                        Member, Pension and Investment Committee

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                              Financial Statements
                                       and
                              Supplemental Schedule

           December 31, 2002, December 29, 2002, and December 29, 2001

                          INDEPENDENT AUDITORS' REPORT

Pension and Investment Committee
Bristol Compressors Thrift and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 31, 2002, December 29, 2002, and December 29 2001, and the related statements of changes in net assets available for benefits for the two-day period ended December 31, 2002 and the years ended December 29, 2002 and December 29, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 31, 2002, December 29, 2002, and December 29, 2001, and the changes in net assets available for benefits for the two-day period ended December 31, 2002 and the years ended December 29, 2002 and December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP
Harrisburg, Pennsylvania
June 4, 2003

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits
           December 31, 2002, December 29, 2002, and December 29, 2001

                                                                   DECEMBER 31,       DECEMBER 29,       DECEMBER 29,
                        ASSETS                                         2002               2002               2001
                                                                -------------------   ------------    ------------------
Investments:
    Mutual funds, at fair value                               $      22,549,238        22,472,935          24,795,813
    Managed Income Portfolio II Fund, at fair value                  16,634,001        16,572,044          15,638,409
    Participant notes receivable, at cost                             3,168,363         3,176,865           2,945,743
                                                                ---------------        ----------     ---------------
             Total investments                                       42,351,602        42,221,844          43,379,965
                                                                ---------------        ----------     ---------------

Receivables:
    Employer's contribution                                             390,856           390,856             226,751
    Participants' contributions                                         263,405           263,405             178,211
    Interest                                                             25,383            25,383              19,645
                                                                ---------------        ----------     ---------------
             Total receivables                                          679,644           679,644             424,607
                                                                ---------------        ----------     ---------------
             Total assets                                            43,031,246        42,901,488          43,804,572
                         LIABILITIES
Participants' refunds due                                                    --                --              45,151
                                                                ---------------        ----------     ---------------
             Net assets available for benefits                $      43,031,246        42,901,488          43,759,421
                                                                ===============        ==========     ===============

See accompanying notes to financial statements.

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                Two-day period ended December 31, 2002 and years
                 ended December 29, 2002 and December 29, 2001

                                                                     TWO-DAY PERIOD ENDED       YEAR ENDED           YEAR ENDED
                                                                          DECEMBER 31,         DECEMBER 29,         DECEMBER 29,
                        ADDITIONS                                             2002                 2002                 2001
                                                                     ---------------------  -------------------  -------------------
Additions to net assets attributed to:
   Investment results:
     Net appreciation (depreciation) in fair value of investments    $         70,699            (4,789,375)          (2,911,494)
     Interest and dividends                                                    69,865             1,438,974            1,785,425
   Contributions:
     Employer's                                                                    --             2,764,339            2,244,180
     Participants'                                                              5,000             2,603,538            2,623,581
                                                                     ----------------       ---------------      ---------------
           Net additions                                                      145,564             2,017,476            3,741,692
                                                                     ----------------       ---------------      ---------------

                        DEDUCTIONS

Deductions from net assets attributed to:
   Benefits paid to participants                                               15,806             2,850,299            1,699,850
   Administrative expenses                                                         --                39,804               21,987
                                                                     ----------------       ---------------      ---------------
           Total deductions                                                    15,806             2,890,103            1,721,837
                                                                     ----------------       ---------------      ---------------
           Net increase (decrease) prior to interfund transfers               129,758              (872,627)           2,019,855
Transfers from other plan                                                          --                14,694                   --
                                                                     ----------------       ---------------      ---------------
           Net increase (decrease)                                            129,758              (857,933)           2,019,855
Net assets available for benefits:
   Beginning of year                                                       42,901,488            43,759,421           41,739,566
                                                                     ----------------       ---------------      ---------------
   End of year                                                       $     43,031,246            42,901,488           43,759,421
                                                                     ================       ===============      ===============

See accompanying notes to financial statements.

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements
           December 31, 2002, December 29, 2002, and December 29, 2001

(1)  PLAN DESCRIPTION

     The following description of the Bristol Compressors Thrift and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)    GENERAL

            The Plan amended and restated effective December 30, 2001, covers the eligible employees of Bristol Compressors, Inc. and certain of its affiliated entities (Company). It is a contributory savings plan whereby an employee becomes eligible for participation in the Plan when he or she has attained the age of 18 and completed at least 1,000 hours of service. The Plan assets are held by Fidelity Management Trust Company (Fidelity), as trustee (Trustee). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is wholly-owned by York International Corporation, the Plan Sponsor.

     (b)    CONTRIBUTIONS

            Each participant that elects to participate in the savings portion of the Plan, shall contribute after-tax savings contributions equal to one to ten percent of his or her eligible compensation to the Plan or pretax elective deferral amounts equal to one to sixteen percent of his or her eligible compensation to the Plan, not to exceed sixteen percent when combined. The Company shall contribute on behalf of each participant an amount equal to ten percent of the first five percent of the participant's contributions. The Company shall also contribute a profit sharing contribution to the Plan in amounts equal to 3.2 percent to 4.0 percent of compensation, as defined and limited in the Plan, to participants who have completed a year of service and are employed on the last day of the Plan year.

     (c)    INVESTMENT OPTIONS

            Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of eighteen investment options.

               The "Managed Income Portfolio II Fund" is a commingled pool, which seeks to maintain a stable dollar unit price by investing in fixed-income instruments maintained at book value, through the purchase of "wrap agreements" from financial institutions.

               The "Puritan Fund" is a mutual fund, which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

               The "Magellan Fund" is a mutual fund which seeks capital appreciation by investing primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

               The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements
           December 31, 2002, December 29, 2002, and December 29, 2001

               selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

               The "Growth & Income Fund" is a mutual fund which seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

               The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

               The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in foreign securities.

               The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

               The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

               The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

               The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

               The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

               The "Freedom 2040 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2040.

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements
           December 31, 2002, December 29, 2002, and December 29, 2001

               The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

               The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade, fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

               The "Low-Priced Stock Fund" is a growth mutual fund. It seeks to provide capital appreciation through investment in low-priced common stocks. Normally, at least 80% of the fund's total assets will be invested in low-priced common stocks (those priced at or below $35 per share).

               The "Mid-Cap Stock Fund" is a growth mutual fund. It seeks to provide a long-term growth of capital through investment in medium market common stocks. Normally, at least 80% of the fund's total assets will be invested in common stocks of companies with medium market capitalization's (those with market capitalization's similar to companies in the Standard and Poors Midcap 400 Index).

               The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock.

               Participants who choose to invest in the York International Stock Fund are subject to the following restrictions:

               - Limitation on new contributions - participants are only permitted to invest up to 10% of any new contributions to the Plan in the York International Stock Fund.

               - No rollover purchase - participants are not permitted to invest any portion of a rollover contribution in the York International Stock Fund.

               - No transfers from other funds into the York International Stock Fund - although participants are able to continue to make exchanges between other investment funds, participants are not permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements
           December 31, 2002, December 29, 2002, and December 29, 2001

               - Sales of York International Stock Fund must occur during a window period - although participants are permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that is established by the Plan Sponsor. Throughout the year, participants are notified of upcoming window periods.

            Participants may change their investment options monthly.

     (d)    PARTICIPANT NOTES RECEIVABLE

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. The interest rate for outstanding loans ranges from 7.0% to 10.5% at December 31, 2002 and December 29, 2002. Principal and interest is paid ratably through quarterly payroll deductions.

     (e)    PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
            (b) Plan earnings (losses), and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (f)    VESTING

            Participants are immediately vested in their contributions and their employer matching contributions plus actual earnings (losses) thereon. Vesting in the Company's profit sharing contribution account plus actual earnings (losses) thereon is based on years of service. A participant is 100 percent vested after seven years of credited service, as follows:

   YEARS OF                         VESTED
VESTING SERVICE                   PERCENTAGE
Less than 1                            0%
1                                     10
2                                     20
3                                     30
4                                     40
5                                     60
6                                     80
7                                    100

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements
           December 31, 2002, December 29, 2002, and December 29, 2001

     (g)    PAYMENT OF BENEFITS

            On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash, with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

     (h)    FORFEITURES

            At December 31, 2002 and December 29, 2002 and 2001, forfeited nonvested accounts totaled $73,591, $73,170 and $26,647, respectively. These accounts may be used to pay any expense payable for the plan year or to reduce future employer contributions. For the years ended December 29, 2002 and 2001, employer contributions were reduced by $95,292 and $344,720, respectively from forfeited nonvested accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)    BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared on the accrual basis of accounting.

     (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

            All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant Notes Receivable are valued at cost which approximates fair value.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)    ADMINISTRATIVE EXPENSES

            Certain administrative expenses are paid by the Company.

     (d)    USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (e)    PAYMENT OF BENEFITS

            Benefits are recorded when paid.

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements
           December 31, 2002, December 29, 2002, and December 29, 2001

(3)  INVESTMENTS

     The following table separately identifies those investments which represent five percent or more of the Plan's net assets.

                                                  DECEMBER 31,          DECEMBER 29,          DECEMBER 29,
                                                      2002                  2002                  2001
                                              -------------------   -------------------   -------------------
Mutual Funds:
     Magellan Fund                         $           4,957,126             4,939,268             6,144,562
     OTC Portfolio Fund                                1,799,264             1,809,283             2,597,535
     Freedom 2010 Fund                                 2,835,562             2,830,419             2,989,984
     Freedom 2020 Fund                                 2,681,338             2,673,763             2,850,646
     Freedom 2030 Fund                                 2,020,268             2,015,513             2,167,709
     Other                                             8,255,680             8,204,689             8,045,377
Managed Income Portfolio II Fund (1)                  16,634,001            16,572,044            15,638,409
Participant Notes Receivable                           3,168,363             3,176,865             2,945,743
                                              ------------------    ------------------    ------------------
                                           $          42,351,602            42,221,844            43,379,965
                                              ==================    ==================    ==================

     (1) Includes nonparticipant-directed unallocated forfeited accounts of $73,591, $73,170 and $26,647 at December 31, 2002 and December 29,
          2002 and 2001, respectively.

     For the two-day period ended December 31, 2002, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $70,699. For the years ended December 29, 2002 and 2001, the Plan's investments in mutual funds depreciated in value by $4,789,375 and $2,911,494, respectively.

(4)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $35,531 and $29,987 for the years ended December 29, 2002 and 2001, respectively.

     In addition, the Plan may invest in a fund containing common stock of the Plan Sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)  TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements
           December 31, 2002, December 29, 2002, and December 29, 2001

     Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

(7)  AMENDMENTS

     During 2002, the Plan Document was amended to incorporate the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The primary component of the amendment allowed participants who achieved age 50 prior to the close of the Plan year to make catch up contribution in accordance with procedures established by the Administrator. This amendment was effective as of January 1, 2002.

(8)  PLAN YEAR END

     During 2002, the Plan year end was changed from December 29 to December 31.

                                                                      SCHEDULE 1

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

                                                                                                       CURRENT
           IDENTITY OF ISSUER                          DESCRIPTION OF INVESTMENT                        VALUE
------------------------------------          --------------------------------------------         -----------------
*   York International Corporation            York International Stock Fund                     $               836
*   Fidelity Investments                      Puritan Fund                                                1,266,073
*   Fidelity Investments                      Magellan Fund                                               4,957,126
*   Fidelity Investments                      Equity Income Fund                                            883,207
*   Fidelity Investments                      Growth & Income Fund                                        1,453,775
*   Fidelity Investments                      OTC Portfolio Fund                                          1,799,264
*   Fidelity Investments                      Overseas Fund                                                 399,894
*   Fidelity Investments                      Low-Priced Stock Fund                                         102,410
*   Fidelity Investments                      Mid-Cap Stock Fund                                             78,400
*   Fidelity Investments                      Freedom Income Fund                                           259,942
*   Fidelity Investments                      Freedom 2000 Fund                                           1,042,013
*   Fidelity Investments                      Freedom 2010 Fund                                           2,835,562
*   Fidelity Investments                      Freedom 2020 Fund                                           2,681,338
*   Fidelity Investments                      Freedom 2030 Fund                                           2,020,268
*   Fidelity Investments                      Freedom 2040 Fund                                              11,873
*   Fidelity Investments                      Spartan U.S. Equity Index Fund                              1,389,915
*   Fidelity Investments                      U.S. Bond Index Fund                                        1,367,342
*   Fidelity Investments                      Managed Income Portfolio II Fund (1)                       16,634,001
                                              *Participant Notes Receivable
                                               (interest of 7.0% - 10.5%)                                 3,168,363
                                                                                                   -----------------
                                                                                                $        42,351,602
                                                                                                   =================

* Party-in-Interest

(1) Includes nonparticipant-directed amounts at cost and current value of $73,591.

See independent auditors' report.

                                  EXHIBIT INDEX

EXHIBIT NO.       DOCUMENT

    23            Consent of Independent Auditors